UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 13) *

MYMETICS CORPORATION
(Name of Issuer)
Common Stock, $0.01 Par Value
(Title of Class of Securities)
693286 10 6
(CUSIP Number)
Michael J. Smith KHD Humboldt Wedag International Ltd. Unit 803, 8/F, Dina House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong SAR, China Telephone (852) 2537-3613
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 11, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(3), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48246210 8
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions): WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]
6. Citizenship or Place of Organization: British Columbia, Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 5,921,040(1),(2)
8. Shared Voting Power 0
9. Sole Dispositive Power 5,921,040 (1), (2)
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 5,921,040 (1),(2)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13. Percent of Class Represented by Amount in Row (11) 7.2%(3)
14. Type of Reporting Person (See Instructions): CO

(1)                   This number includes: (a) the 3,500,000 shares held by MFC Merchant Bank S.A., a bank organized under the laws of Switzerland and wholly-owned by KHD Humboldt Wedag International Ltd.; (b) the 344,065 shares held by Mass Financial Corp. (formerly Sutton Park International Limited), a corporation organized under the laws of Barbados and wholly-owned by KHD Humboldt Wedag International Ltd.; and (c) the 371,725 shares held by Lasernet Limited, a corporation organized under the laws of Liberia and owned as to approximately 62% by KHD Humboldt Wedag International Ltd.

(2)                   This number does not include the number of shares of common stock that can be acquired by MFC Merchant Bank S.A. upon conversion of the outstanding principal and interest under the Amended and Restated Credit Facility Agreement dated for reference February 28, 2003 (described in Item 3 of this document), as amended, at a conversion price of $0.30 per share. The aggregate principal amount of all advances to Mymetics Corporation under the Restated Credit Facility Agreement is limited to Euro 3,700,000. The applicable Euro to US dollar exchange rate shall be the Forex Interbank exchange rate, fixed at 9:00 a.m. Greenwich Mean Time on the day of MFC Merchant Bank S.A.’s conversion notice. On December 31, 2005, the Forex Interbank exchange rate was US$1.1844 to Euro 1.00. Assuming for illustrative purposes that MFC Merchant Bank S.A. elects to convert all of the Euro 3,753,751.55 in principal and interest outstanding under the credit facility as at December 31, 2005, and that the applicable Forex Interbank exchange rate on the date of MFC Merchant Bank S.A.’s conversion notice remains unchanged, MFC Merchant Bank S.A. may acquire up to an additional 14,819.811 shares of common stock in the capital of Mymetics Corporation. Immediately after such conversion, KHD Humboldt Wedag International Ltd. would, directly and indirectly, beneficially own 25.1% of the outstanding common stock of Mymetics Corporation.

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(3)             Based on 82,670,464 issued and outstanding common shares in the capital of Mymetics Corporation as at January 11, 2006, as advised by Mymetics Corporation.

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CUSIP No. 693286 10 6

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). MFC MERCHANT BANK S.A.
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions): WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]
6. Citizenship or Place of Organization: Switzerland
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 3,500,000(1)
8. Shared Voting Power 0
9. Sole Dispositive Power 3,500,000(1)
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 3,500,000(1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13. Percent of Class Represented by Amount in Row (11) 4.2%(2)
14. Type of Reporting Person (See Instructions): CO

(1)                   This number does not include the number of shares of common stock that can be acquired by MFC Merchant Bank S.A. upon conversion of the outstanding principal and interest under the Amended and Restated Credit Facility Agreement dated for reference February 28, 2003 (described in Item 3 of this document), as amended, at a conversion price of $0.30 per share. The aggregate principal amount of all advances to Mymetics Corporation under the Restated Credit Facility Agreement is limited to Euro 3,700,000. The applicable Euro to US dollar exchange rate shall be the Forex Interbank exchange rate, fixed at 9:00 a.m. Greenwich Mean Time on the day of MFC Merchant Bank S.A.’s conversion notice. On December 31, 2005, the Forex Interbank exchange rate was US$1.1844 to Euro 1.00. Assuming for illustrative purposes that MFC Merchant Bank S.A. elects to convert all of the Euro 3,753,751.55 in principal and interest outstanding under the credit facility as at December 31, 2005, and that the applicable Forex Interbank exchange rate on the date of MFC Merchant Bank S.A.’s conversion notice remains unchanged, MFC Merchant Bank S.A. may acquire up to an additional 14,819,811 shares of common stock in the capital of Mymetics Corporation. Immediately after such conversion, KHD Humboldt Wedag International Ltd. would, directly and indirectly, beneficially own 25.1% of the outstanding common stock of Mymetics Corporation.

(2)             Based on 82,670,464 issued and outstanding common shares in the capital of Mymetics Corporation as at January 11, 2006, as advised by Mymetics Corporation.

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CUSIP No. P64605 10 1

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). MASS FINANCIAL CORP.
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions): WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]
6. Citizenship or Place of Organization: Barbados
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 344,065
8. Shared Voting Power 0
9. Sole Dispositive Power 344,065
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 344,065
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13. Percent of Class Represented by Amount in Row (11) 0.4%(1)
14. Type of Reporting Person (See Instructions): CO

(1)                   Based on 82,670,464 issued and outstanding common shares in the capital of Mymetics Corporation as at January 11, 2006, as advised by Mymetics Corporation.

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1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). LASERNET LIMITED
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions): WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]
6. Citizenship or Place of Organization: Liberia
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 371,725
8. Shared Voting Power 0
9. Sole Dispositive Power 371,725
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 371,725
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13. Percent of Class Represented by Amount in Row (11) 0.4%(1)
14. Type of Reporting Person (See Instructions): CO

(1)                   Based on 82,670,464 issued and outstanding common shares in the capital of Mymetics Corporation as at January 11, 2006, as advised by Mymetics Corporation.

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This Schedule 13D/A Amendment No. 13 (the “Amendment No. 13”) amends the Schedule 13D/A of KHD Humboldt Wedag International Ltd. (“KHD”) dated August 13, 2002 and the Schedule 13D/A of MFC Merchant Bank S.A. (“Merchant Bank”) dated August 13, 2002, and is filed to report a change in the beneficial ownership of securities of Mymetics Corporation (“Mymetics”). This Amendment No. 13 is also being filed to report the addition of Mass Financial Corp. (“Mass Financial”) and Lasernet Limited (“Lasernet”) as reporting persons.

Item 1.	Security And Issuer

This Statement relates to shares of common stock, $0.01 par value each of Mymetics, a Delaware corporation, having its principal executive offices at 14, Rue de la Colombiere CH-1260 Nyon, Switzerland.

Item 2.	Identity And Background

This statement is filed on behalf of KHD, Merchant Bank, Mass Financial and Lasernet.

KHD operates in two business segments: industrial and engineering services and financial services and has an address at Unit 803, 8/F, Dina House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong SAR, China.

Merchant Bank and Mass Financial are direct, wholly-owned subsidiaries of KHD, and they also operate in the financial services business. Merchant Bank has an address at Kasernenstrasse 1, 9100 Herisau AR, Switzerland, and Mass Financial has an address at Palm Court, 28 Pine Road, Belleville, St. Michael, Barbados.

Lasernet is primarily engaged in the establishment and operation of eyecare centers in China, and is a distributor of specialized medical products including advanced ophthalmic and laser-based equipment. It has an address at Unit 803, 8/F, Dina House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong SAR, China. KHD holds 2,160,910 common shares in the capital of Lasernet, representing approximately 62% of the issued and outstanding shares of that company.

During the last five years, none of KHD, Merchant Bank, Mass Financial or Lasernet, or, to their knowledge, any of their respective officers or directors, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of KHD, Merchant Bank, Mass Financial or Lasernet, or, to their knowledge, any of their respective officers or directors, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

KHD is organized under the laws of the British Columbia, Merchant Bank is organized under the laws of Switzerland, Mass Financial is organized under the laws of Barbados, and Lasernet is organized under the laws of Liberia.

For information with respect to each executive officer and director of KHD, Merchant Bank, Mass Financial and Lasernet see Appendix A attached hereto which is specifically incorporated herein by reference in its entirety. KHD, Merchant Bank, Mass Financial, and Lasernet have executed a joint filing agreement consenting to the joint filing of this Amendment No. 13. Such agreement is filed as Exhibit 1 to this Amendment No. 13 and is incorporated herein by reference.

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Item 3.	Source and Amount of Funds or Other Consideration

Each of KHD, Merchant Bank, Sutton Park and Lasernet has purchased its existing shares of common stock in the capital of Mymetics in private transactions or through open market transactions using its own working capital. Merchant Bank has also received some fully-paid and non-assessable shares of common stock in the capital of Mymetics in payment and satisfaction of certain commitment and other fees in connection with the Amended and Restated Credit Facility Agreement referred to below.

Merchant Bank, Mymetics and KHD are parties to an Amended and Restated Credit Facility Agreement dated for reference February 28, 2003, pursuant to which Merchant Bank had agreed to make available to Mymetics until August 31, 2003 a non-revolving term facility in the principal amount of up to Euro 2,800,000, with KHD acting as guarantor of Mymetic’s obligation with respect to repayment of that portion of the principal amount of in excess of Euro 2,000,000 and all interest thereon. The parties subsequently entered into amendment agreements dated for reference July 9, 2003, July 30, 2003 and December 31, 2004, providing for: (a) an increase in the aggregate principal amount of all advances under the Restated Credit Facility Agreement to not more than Euro 3,700,000; and (b) repayment of the credit facility in fixed payments on various dates between March 31, 2005 and December 31, 2005. Accordingly, KHD’s guarantee covers up to Euro 1,700,000 of principal and interest thereon.

Effective February 16, 2005, the parties entered into a fourth amendment agreement pursuant to which: (a) Mymetics agreed to repay Euro 200,000 on June 30, 2005, Euro 300,000 on December 31, 2005, Euro 400,000 on June 30, 2006, and the balance of all amounts outstanding under the credit facility on December 31, 2006 (each such date, a “Repayment Date”); and (b) Merchant Bank was granted the right to convert all or part of the outstanding amounts under the credit facility into common shares of Mymetics (with a par value of US$0.01 per share) at a conversion price of US$0.30 per share. Merchant Bank may exercise its conversion right at any time until three banking days before any Repayment Date and, in the event that Mymetics exercises its right to prepay the loan by providing ten banking days’ notice, upon providing a conversion notice three banking days before the end of such prepayment notice period. The applicable Euro to US dollar exchange rate shall be the Forex Interbank exchange rate, fixed at 9:00 a.m. Greenwich Mean Time (“GMT”) on the day of Merchant Bank’s conversion notice.

Effective August 31, 2005, the parties entered into a fifth amendment agreement pursuant to which the first repayment of Euro 200,000, initially due on June 30, 2005, was extended to December 31, 2005.

Effective December 31, 2005, the parties entered into a sixth amendment agreement pursuant to which Mymetics agreed to make its first repayment of Euro 900,000 on June 30, 2006 and repay the outstanding balance on December 31, 2006. Mymetics agreed to issue 2,500,000 shares of common stock of Mymetics in consideration of the agreement to such extensions.

As at December 31, 2005, Merchant Bank has advanced Euro 3,017,587.19 in principal under the credit facility from its working capital. Accrued interest under the credit facility as at December 31, 2005 is Euro 736.164.36.

Item 4.	Purpose of Transaction

Each of KHD, Merchant Bank, Mass Financial and Lasernet has purchased its existing shares in the capital of Mymetics for investment purposes.

If Merchant Bank elects to exercise its conversion right under the credit facility, any resulting acquisition of the underlying shares of common stock in the capital of Mymetics will be effected in a private transaction for investment purposes.

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Item 5.	Interest in Securities of the Issuer

KHD has the sole power to direct the voting of, and accordingly has beneficial ownership of 1,705,250 shares of common stock in the capital of Mymetics registered in its name, 3,500,000 shares registered in the name of Merchant Bank (a wholly-owned subsidiary of KHD), 344,065 shares registered in the name of Mass Financial (a wholly-owned subsidiary of KHD), and 371,725 shares registered in the name of Lasernet (a majority-owned subsidiary of KHD).

Such shares represent in aggregate approximately 7.2% of the issued and outstanding shares of common stock in the capital of Mymetics, but do not include any shares issuable to Merchant Bank upon exercise of its conversion rights under the credit facility.

On December 31, 2005, the Forex Interbank exchange rate was fixed at US$1.1844 to Euro 1.00. Assuming for illustrative purposes that Merchant Bank elects to convert all of the Euro 3,753,751.55 in principal and interest outstanding under the credit facility as at December 31, 2005, and that the applicable Forex Interbank exchange rate on the date of Merchant Bank’s conversion notice remains unchanged, Merchant Bank may acquire up to an additional 14,819,811 shares of common stock in the capital of Mymetics (Euro 3,753,751.55 x 1.1844 = US$4,445,943.34 ÷ US$0.30 per share = 14,819,811 shares).

The number of additional shares issuable upon exercise of Merchant Bank’s conversion right is subject to change as Merchant Bank may be required to advance additional funds under the credit facility (up to the Euro 3,700,000 maximum), the outstanding principal will continue to accrue interest, and the applicable Euro to US dollar exchange rate will be fixed on the day of Merchant Bank’s conversion notice.

To the knowledge of KHD, Merchant Bank, Mass Financial and Lasernet, none of their respective directors or executive officers have any power to vote or dispose of any shares of Mymetics, nor did KHD, Merchant Bank, Mass Financial or Lasernet effect any transactions in such shares during the past 60 days, except as disclosed herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings, or relationships between the reporting persons and any other person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

1.            Joint Filing Agreement between KHD Humboldt Wedag International Ltd., MFC Merchant Bank S.A., Mass Financial Corp. and Lasernet Limited.**

2.            Amended and Restated Credit Facility Agreement among MFC Merchant Bank S.A., Mymetics Corporation and KHD Humboldt Wedag International Ltd. dated for reference February 28, 2003 (1)

3.            Third Amendment to the Amended and Restated Credit Facility Agreement, dated for reference December 31, 2004 (2)

4.            Fourth Amendment to the Amended and Restated Credit Facility Agreement, dated for reference February 16, 2005 (2)

5.            Fifth Amendment to the Amended and Restated Credit Facility Agreement, dated for reference August 21, 2005 (3)

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6.            Sixth Amendment to the Amended and Restated Credit Facility Agreement, dated for reference January 11, 2006.**

Notes

** Filed Herewith

(1) Incorporated by reference from Mymetics Corporation’s report on Form 10-K for the fiscal year ended December 31, 2002, filed with the Securities and Exchange Commission on March 27, 2003.

(2) Incorporated by reference from the Schedule 13D/A of KHD Humboldt Wedag International Ltd., filed with the Securities and Exchange Commission on February 17, 2005.

(3) Incorporated by reference from Mymetics Corporation’s report on Form 8-K/A, filed with the Securities and Exchange Commission on September 8, 2005.

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Signature

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

January 13, 2006

Date

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

/s/ Michael Smith

Signature

Michael J. Smith, President

Name/Title

MFC MERCHANT BANK S.A.

/s/ Peter Hediger

Signature

Peter Hediger, General Manager                      M. Hättenschwiler, Vice-President

Name/Title

MASS FINANCIAL CORP.

/s/ Michael Smith

Signature

Michael J. Smith, President

Name/Title

LASERNET LIMITED

/s/ Michael Smith

Signature

Michael J. Smith, President

Name/Title

11

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001)

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INDEX OF EXHIBITS

Exhibit No.	Description
1.	Joint Filing Agreement between KHD Humboldt Wedag International Ltd., MFC Merchant Bank S.A., Mass Financial Corp. and Lasernet Limited**
2.	Amended and Restated Credit Facility Agreement among MFC Merchant Bank S.A., Mymetics Corporation and KHD Humboldt Wedag International Ltd. dated for reference February 28, 2003 (1)
3.	Third Amendment to the Amended and Restated Credit Facility Agreement, dated for reference December 31, 2004 (2)
4.	Fourth Amendment to the Amended and Restated Credit Facility Agreement, dated for reference February 16, 2005 (2)
5.	Fifth Amendment to the Amended and Restated Credit Facility Agreement, dated for reference August 21, 2005 (3)
6.	Sixth Amendment to the Amended and Restated Credit Facility Agreement, dated for reference January 11, 2006.**

Notes

** Filed Herewith

(1) Incorporated by reference from Mymetics Corporation’s report on Form 10-K for the fiscal year ended December 31, 2002, filed with the Securities and Exchange Commission on March 27, 2003.

(2) Incorporated by reference from the Schedule 13D/A of KHD Humboldt Wedag International Ltd., filed with the Securities and Exchange Commission on February 17, 2005.

(3) Incorporated by reference from Mymetics Corporation’s report on Form 8-K/A, filed with the Securities and Exchange Commission on September 8, 2005.

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EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned agree that the foregoing Statement of Schedule 13D is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to §240.13d-1(k).

January 13, 2006

Date

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

/s/ Michael Smith

Signature

Michael J. Smith, President

Name/Title

MFC MERCHANT BANK S.A.

/s/ Peter Hediger

Signature

Peter Hediger, General Manager                              M. Hättenschwiler, Vice-President

Name/Title

MASS FINANCIAL CORP.

/s/ Michael Smith

Signature

Michael J. Smith, President

Name/Title

LASERNET LIMITED

/s/ Michael J. Smith

Signature

Michael J. Smith, President

Name/Title

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APPENDIX A

DIRECTORS AND EXECUTIVE OFFICERS

The following tables sets forth the information required by Instruction C to Schedule 13D with respect to KHD Humboldt Wedag International Ltd., MFC Merchant Bank SA., Mass Financial Corp. and Lasernet Limited. During the last five years, none of the persons listed in the following tables has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and none of the persons listed in the following table was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

KHD Humboldt Wedag International Ltd.

Name/Position	Address	Principal Occupation, Principal Business and Address (1)	Citizenship
Michael J. Smith President, Chief Executive Officer, Secretary and Director	KHD Humboldt Wedag International Ltd. Unit 803, 8/F, Dina House, Ruttonjee Centre 11 Duddell Street, Central Hong Kong SAR, China	President, CEO and Secretary of KHD Humboldt Wedag International Ltd. Unit 803, 8/F, Dina House, Ruttonjee Centre 11 Duddell Street, Central Hong Kong SAR, China	British
Silke Brossmann Director	KHD Humboldt Wedag International Ltd. Unit 803, 8/F, Dina House, Ruttonjee Centre 11 Duddell Street, Central Hong Kong SAR, China	Independent Consultant founder of All in One Management Messeresidenz 2 Nieder-Roeder-Strasse 24 D-63322 Roedermark	German
Kelvin Yao Director	KHD Humboldt Wedag International Ltd. Unit 803, 8/F, Dina House, Ruttonjee Centre 11 Duddell Street, Central Hong Kong SAR, China	Professor and Chief of the Eye Center and Institute of Ophthalmology Zhejiang University Zhejiang, China	Chinese
Shuming Zhao Director	KHD Humboldt Wedag International Ltd. Unit 803, 8/F, Dina House, Ruttonjee Centre 11 Duddell Street, Central Hong Kong SAR, China	Professor and Dean of the School of Business Nanjing University 22 Hankou Road Nanjing, 210093, China	Chinese
Indrajit Chatterjee Director	KHD Humboldt Wedag International Ltd. Unit 803, 8/F, Dina House, Ruttonjee Centre 11 Duddell Street, Central Hong Kong SAR, China	Retired Businessman Director of KHD Humboldt Wedag International Ltd. Unit 803, 8/F, Dina House, Ruttonjee Centre 11 Duddell Street, Central Hong Kong SAR, China	Indian
John Musacchio Vice President	KHD Humboldt Wedag International Ltd. Unit 803, 8/F, Dina House, Ruttonjee Centre 11 Duddell Street, Central Hong Kong SAR, China	Vice President of KHD Humboldt Wedag International Ltd. Unit 803, 8/F, Dina House, Ruttonjee Centre 11 Duddell Street, Central Hong Kong SAR, China	American

(1) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

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MFC Merchant Bank SA

Name/Position	Address	Principal Occupation, Principal Business and Address (1)	Citizenship
Michael J. Smith Chairman of the Board	MFC Merchant Bank SA Kasernenstrasse 1 CH-9100 Herisau	President, Chief Executive Officer and Secretary of KHD Humboldt Wedag International Ltd. Unit 803, 8/F, Dina House, Ruttonjee Centre 11 Duddell Street, Central Hong Kong SAR, China	British
Hans Rudolf Steiner Vice Chairman	MFC Merchant Bank SA Kasernenstrasse 1 CH-9100 Herisau	International Commercial Arbitrator Münstergasse 2 Postfach 2842 CH-8022 Zürich	Swiss
Max Huber Director	MFC Merchant Bank SA Kasernenstrasse 1 CH-9100 Herisau	Independent Financial Advisor Malztrasse 40 CH-8400 Winterthur	Swiss
Erich Kaiser Director	MFC Merchant Bank SA Kasernenstrasse 1 CH-9100 Herisau	Independent Financial Consultant Ch. Du Creux-de-Corsy 107 CH-1093 La Conversion	Swiss
Peter Hediger General Manager	MFC Merchant Bank SA Kasernenstrasse 1 CH-9100 Herisau	General Manager MFC Merchant Bank SA Kasernenstrasse 1 CH-9100 Herisau	Swiss
Kilian Carrarini Head Investment Banker	MFC Merchant Bank SA Kasernenstrasse 1 CH-9100 Herisau	Head Investment Banker MFC Merchant Bank SA Kasernenstrasse 1 CH-9100 Herisau	Swiss/Italian
Michael Hättenschwiler Vice President	MFC Merchant Bank SA Kasernenstrasse 1 CH-9100 Herisau	Vice President MFC Merchant Bank SA Kasernenstrasse 1 CH-9100 Herisau	Swiss

(1) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

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Mass Financial Corp.

Name/Position	Address	Principal Occupation, Principal Business and Address (1)	Citizenship
Michael J. Smith President, Secretary and Director	Palm Court 28 Pine Road Belleville St. Michael Barbados	President, CEO and Secretary of KHD Humboldt Wedag International Ltd. Unit 803, 8/F, Dina House, Ruttonjee Centre 11 Duddell Street, Central Hong Kong SAR, China	British
David Csumrik Director	Palm Court 28 Pine Road Belleville St. Michael Barbados	Managing Director of Longview Associates (Barbados) Ltd. Palm Court 28 Pine Road Belleville St. Michael Barbados	Canadian
Eugene Chen Director	Palm Court 28 Pine Road Belleville St. Michael Barbados

Employee of Mednet (Shanghai) Medical Technical Developing Co. Ltd., Lasernet Medical Equipment Industrial (Shenzhen) Co. Ltd., MFC Shanghai Commodities Ltd. and MFC & KHD Shanghai International Industries Limited
36th Floor, Tower 1 Kerry City
218 Tianmu West Road
Shanghai, P.R. China 200070

Chinese
Ravin Prakash	Palm Court 28 Pine Road Belleville St. Michael Barbados	Employee of Humboldt Wedag India Ltd. CG 0202A Laburnum Sector 28 Gurgaon 122002 National Capital Region India	Indian

(1) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

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Lasernet Limited

Name/Position	Address	Principal Occupation, Principal Business and Address (1)	Citizenship
Michael J. Smith President and Director	KHD Humboldt Wedag International Ltd. Unit 803, 8/F, Dina House, Ruttonjee Centre 11 Duddell Street, Central Hong Kong SAR, China	President, Chief Executive Officer and Secretary of KHD Humboldt Wedag International Ltd. Unit 803, 8/F, Dina House, Ruttonjee Centre 11 Duddell Street, Central Hong Kong SAR, China	British

(1) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

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